1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main

+1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN

stephen.cohen@dechert.com +1 202 261 3304 Direct

+1 202 261 3024 Fax

April 21, 2020

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Lisa N. Larkin, Esq.

Re: Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (the "Registrant")

Dear Ms. Larkin:

This letter responds to the comments of the U.S. Securities and Exchange Commission ("SEC") staff on Post-Effective Amendment ("PEA") No. 120 to the Registrant's registration statement on Form N-1A ("Registration Statement") under the Securities Act of 1933, as amended ("1933 Act"), and Amendment No. 122 under the Investment Company Act of 1940, as amended (the "1940 Act"), filed pursuant to Rule 485(a)(1) under the 1933 Act on February 24, 2020. PEA No. 120 was made for the purpose of reflecting changes to the investment objectives and/or principal investment strategies of Schwab 1-5 Year Corporate Bond ETF, Schwab 5-10 Year Corporate Bond ETF, Schwab U.S. Aggregate Bond ETF, Schwab U.S. TIPS ETF, Schwab Short-Term U.S. Treasury ETF, Schwab Intermediate-Term U.S. Treasury ETF and Schwab Long-Term U.S. Treasury ETF (collectively, the "Funds"), each a series of the Registrant. The SEC staff's comments were provided by you to Alexandra O. Riedel of Charles Schwab Investment Management, Inc. and Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on February 9, 2020.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 120, unless otherwise noted. A summary of the SEC staff's comments, followed by the responses of the Registrant, is set forth below:

1.Comment: Each Fund's expense example disclosure states that: "This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those time periods." Because of the fee structure of each Fund, the expense figures at the end of the referenced time periods will be the same whether a shareholder redeems their holdings or not. Please explain supplementally why the referenced disclosure only describes the scenario of a shareholder

April 21, 2020

redeeming at the end of the relevant time periods and not also continuing to hold their shares at the end of the relevant time periods.

Response: The Registrant notes that the referenced disclosure language is based on the corresponding language used in Item 3 of Form N-1A. The Registrant further notes that the disclosure referenced above is consistent with the disclosure used by other funds in the Schwab Fund Complex. 1 The Registrant has reviewed the expense example lead-in disclosure, including the referenced disclosure, and does not believe any modifications to this disclosure language are necessary at this time and that the disclosure in its current form adequately explains to investors how to interpret the expense figures presented in the expense example.

2.Comment: Rule 483(b) of the 1933 Act provides that "if the name of any officer signing on behalf of the registrant"is signed pursuant to a power of attorney, certified copies of a resolution of the registrant's board of directors authorizing such signature shall also be filed as an exhibit to the registration statement." The officer signing the Registration Statement on behalf of the Registrant was signed for pursuant to a power of attorney. Please file a board resolution authorizing a signature pursuant to a power of attorney.

Response: The Registrant will include in a future filing a resolution of the Registrant's Board of Trustees authorizing registration statements to be signed by an officer on behalf of the Registrant pursuant to a power of attorney. The Registrant notes that the officer signing a registration statement on behalf of the Registrant will sign individually until that resolution is filed.

3.Comment: Significant market events have occurred as a result of the COVID-19 pandemic since PEA No. 120 was filed. Please consider whether the Funds' disclosure, including its risk disclosure, should be enhanced based on how these events have affected the Funds. In addition, please confirm supplementally whether the Registrant and the other registrants in the Schwab Fund Complex intend to add disclosure to address these market events either through their usual annual update process or by supplementing their registration statements.

Response: The Registrant confirms that the Funds will add disclosure to their "Market Risk" and "Investment Style Risk" tiles in their Prospectus and add further disclosure on

1The "Schwab Fund Complex" refers collectively to the series that comprise Schwab Strategic Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Annuity Portfolios, Schwab Capital Trust and Laudus Trust.

April 21, 2020

market disruption risks in the Statement of Additional Information to address how COVID- 19 and related market events have affected the Funds. The Registrant further notes that these disclosure enhancements will be made across the Schwab Fund Complex, either through the usual annual update process or by supplementing registration statements, as deemed necessary.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen Stephen T. Cohen